UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Lear Corporation

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

521865204

  (CUSIP Number)

Neil S. Bhatia, Esq. Marcato Capital Management LP One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies To:
Jeffrey D. Marell
Raphael M. Russo
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Telephone: (212) 373-3000

June 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 521865204	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,010,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,010,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,010,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 521865204	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,010,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,010,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,010,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 521865204	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 929,592
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 929,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521865204	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,447
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521865204	SCHEDULE 13D	Page 6 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,011,338
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,011,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,011,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 521865204	SCHEDULE 13D	Page 7 of 9

This statement constitutes Amendment No. 8 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by Lear Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 8, 2013 and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1.	Security and Issuer

No Material Change.

Item 2.	Identity and Background

No Material Change.

Item 3.	Source and Amount of Funds or Other Consideration

No Material Change.

Item 4.	Purpose of Transaction

No Material Change.

CUSIP No. 521865204	SCHEDULE 13D	Page 8 of 9

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated as follows:

“(a) – (e)

As of the close of trading on June 16, 2014, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 4,010,377 Shares (the “Marcato Shares”) constituting 4.9% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 929,592 Shares, constituting 1.1% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 69,447 Shares, constituting 0.1% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 3,011,338 Shares, constituting 3.7% of the Shares, each based on 81,309,055 Shares outstanding as of April 21, 2014, as set forth in the Issuer's Quarterly Report on Form 10-Q filed on April 24, 2014. The amounts indicated as beneficially owned include options to acquire an aggregate of 1,750,000 Shares exercisable within sixty days.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 929,592 Shares. Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 69,447 Shares. Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 3,011,338 Shares. Marcato, as the investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire's position as managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

Except as set forth on Schedule A attached hereto, the Marcato Reporting Persons have not effected any transaction in the Shares during the past sixty days (or since the Marcato Reporting Persons’ most recent report, if shorter).

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The reporting persons ceased to be 5% beneficial owners of the Shares as of June 16, 2014.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

The Reporting Persons have purchased and sold European-style call and put options. The Reporting Persons: (i) own European style call options referencing an aggregate of 2,600,000 Shares, which have an exercise price of $40.00 per Share and have expiration dates ranging from August 15, 2014 to September 19, 2014; (ii) have sold European style put options referencing an aggregate of 2,600,000 Shares, which have an exercise price of $40.00 per Share and have expiration dates ranging from August 15, 2014 to September 19, 2014.

Shares subject to call options exerciseable within sixty days are included in the Shares reported as beneficially owned. None of the call options give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise. None of the put options give the counterparty direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

Item 7.	Material to be Filed as Exhibits

No Material Change.

CUSIP No. 521865204	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2014

Marcato Capital Management LP*

By:	Marcato Holdings LLC

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Partner

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Schedule A

Marcato Capital Management
Response to Item 5(c)

Schedule of Transactions in Shares

The following tables set forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 16, 2014. All such transactions were purchases or sales of Shares effected in the open market, except for over-the-counter options transactions and transactions marked with (*), which are portfolio rebalancing transactions.  The tables include commissions paid in per share prices.

Marcato, L.P., Marcato and Richard T. McGuire III

Transaction		Shares/ Options	Unit Cost
Date	Security	Bought or (Sold)	($)
05/01/2014	Common Stock*	37,527	83.06
05/01/2014	OTC Call Option*	39,363	0.70
05/14/2014	Common Stock	(68,841)	86.43
05/15/2014	Common Stock	(6,990)	84.66
05/19/2014	Common Stock	(8,561)	85.11
06/02/2014	Common Stock*	18,112	88.05
06/02/2014	OTC Call Option*	20,893	1.18
06/16/2014	Common Stock	(7,137)	89.65
06/16/2014	Call Option	(1,087,200)	1.29
06/16/2014	OTC Call Option	405,644	49.64
06/16/2014	Common Stock	254,767	90.20
06/16/2014	OTC Call Option	113,694	1.24

Marcato II, L.P., Marcato and Richard T. McGuire III

Transaction		Shares/ Options	Unit Cost
Date	Security	Bought or (Sold)	($)
05/01/2014	Common Stock*	(962)	83.06
05/01/2014	OTC Call Option*	(990)	0.70
05/14/2014	Common Stock	(5,301)	86.43
05/15/2014	Common Stock	(538)	84.66
05/19/2014	Common Stock	(659)	85.11
06/02/2014	Common Stock*	(561)	88.05
06/02/2014	OTC Call Option*	(654)	1.18
06/16/2014	Common Stock	(533)	89.65
06/16/2014	Call Option	(88,500)	1.29
06/16/2014	OTC Call Option	30,304	49.64
06/16/2014	Common Stock	22,858	90.20
06/16/2014	OTC Call Option	15,807	1.24

Marcato International Master Fund, Ltd., Marcato and Richard T. McGuire III

Transaction		Shares/ Options	Unit Cost
Date	Security	Bought or (Sold)	($)
05/01/2014	Common Stock*	(36,565)	83.06
05/01/2014	OTC Call Option*	(38,373)	0.70
05/14/2014	Common Stock	(229,197)	86.43
05/15/2014	Common Stock	(23,272)	84.66
05/19/2014	Common Stock	(28,500)	85.11
06/02/2014	Common Stock*	(17,551)	88.05
06/02/2014	OTC Call Option*	(20,239)	1.18
06/16/2014	Common Stock	(23,120)	89.65
06/16/2014	Call Option	(3,824,300)	1.29
06/16/2014	OTC Call Option	1,314,052	49.64
06/16/2014	Common Stock	982,375	90.20
06/16/2014	OTC Call Option	670,499	1.24

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Lear Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 19, 2014

Marcato Capital Management LP

By:	Marcato Holdings LLC

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Partner

/s/ Richard T. McGuire III
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director